September 25, 2017

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Ms. Irene Paik

Re:

Re: Ohr Pharmaceutical, Inc.

Registration Statement on Form S-3

Filed September 15, 2017
File No. 333-220487

Dear Ms. Paik:

Ohr Pharmaceutical, Inc. (the “Company”) is enclosing herewith an acceleration request with respect to the above captioned registration statement. In connection with such request, the Company hereby acknowledges that:

●

should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ohr Pharmaceutical, Inc.

By:	/s/ Sam Backenroth
Name: Sam Backenroth
Title: Chief Financial Officer

cc:	Dr. Jason Slakter, Chief Executive Officer, Ohr Pharmaceutical, Inc.
Aurora Cassirer, Esq. Troutman Sanders, LLP
Joseph Walsh, Esq., Troutman Sanders, LLP